File on Original

United States
Securities and Exchange Commission
Washington, DC 20549

File No. 24-10142

06037949

AMENDMENT #2
FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ROBERT JAMES & ASSOCIATES, INC.
(Exact name of Issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert J. Tonachio, President
615 River Road
Kingston, Tennessee 37763
865/376-4925
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copy to:
Lee W. Cassidy, Esq.
Cassidy & Associates
1504 R Street N.W.
Washington, D.C. 20009
202/387-5400

6411
(Primary standard Industrial Classification Code Number)

56-2552892
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

1351455

PART I – NOTIFICATION

ITEM 1. Significant Parties

	Residential Address	Business Address
(a) Issuer's Directors:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(b) Issuer's Officers:		
Robert J. Tonachio, Sr. President, Chief Executive Officer, Chief Financial Officer	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
Robert J. Tonachio, Jr. Chief Operating Officer Vice President	337 Blue Springs Circle Ten Mile, TN 37880	615 River Road Kingston, Tennessee 37763
(c) Issuer's general partners:	None	

(d) and (e) Record and Beneficial Owners of 5% or more:

	Shares Owned	Percentage of Outstanding Shares Before Offering (1)	Residential Address	Business Address
Robert J. Tonachio, Sr.	10,200,000 common 5,000 preferred	97.15%	1410 W. Northfield Blvd Murfreesboro, TN 37129	615 River Road Kingston, TN 37763

(1) Based on 10,500,000 shares of common stock outstanding.

(f) Promoters of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(g) Affiliates of the Issuer:		
Robert J. Tonachio, Sr.	1410 West Northfield Boulevard Murfreesboro, Tennessee 37129	615 River Road Kingston, Tennessee 37763
(h) Counsel to the Issuer:		
Lee W. Cassidy, Esq.	1506 R Street, NW Washington, DC 20009	1504 R Street, NW Washington, DC 20009

(i) Underwriters: None
(j) Underwriter's directors: Not applicable
(k) Underwriter's officers: Not applicable
(l) Underwriter's general partners: Not applicable
(j) Underwriter's counsel: Not applicable

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The Company, through its predecessor company, has had net income from operations of the character in which the Company intends to engage in for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities will be offered by the Company in the following jurisdictions:

Arizona	Maryland	North Carolina
California	Massachusetts	Ohio
Colorado	Michigan	Oklahoma
Florida	Minnesota	Pennsylvania
Georgia	Nevada	South Carolina
Idaho	New Hampshire	Tennessee
Illinois	New Jersey	Texas
Indiana	New Mexico	Virginia
Kentucky	New York	Washington
Louisiana		

The securities will not be registered in any jurisdiction in which they are offered. The securities will be offered pursuant to the exemptions available in that state or jurisdiction for such sale. If the securities will be offered in any additional states, the Company will notify the Securities and Exchange Commission and will amend this Offering Circular.

The securities will be offered by the Company on a private basis to individuals or entities known to the issuer, its officers, director and its contracted insurance agents. All sales will be made through the president of the Company.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

On December 9, 2005, Robert James & Associates, Inc. issued 10,500,000 shares of its common stock to the following persons in the following amounts:

Robert J. Tonachio, Sr.	President, director	10,200,000 shares
Robert J. Tonachio, Jr.	Vice President	300,000 shares

The shares were issued in exchange for their interest in the predecessor sole proprietorship which includes the national contracts with insurance companies and the individual contracts with insurance agents which they had cultivated, recruited, trained, and monitored for an aggregate value of $2,565,000. This value was computed by taking an estimate of the costs involved over two years for the recruiting, training, monitoring and servicing of an insurance agent. This estimated figure was multiplied by 3,500 (the number of agents trained by the Company) for a value of $2,565,000. This figure was then compared to third party estimates of the expense of recruiting an agent and was found to be a conservative amount. The Company placed a value of $30,000 for office equipment and supplies, including desks, computers, filing cabinets, printers and copier. The value of these assets was determined by the president of the Company working with the Company's outside accountant. The Company valued the shares at $.247 per share by dividing the aggregate value of the assets exchanged, $2,595,000 by the number of shares received. The Company believes that the shares were issued to accredited investors with access to information about the Company. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr., president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share for an aggregate valuation of $500,000, an estimate of the value of the non-competition agreement of Mr. Tonachio to the Company over the 5 year term of the contract. The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities of the issuer other than those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

The issuer intends to market the offering directly through its president. Other officers and directors of the Company may refer contacts or potential sales to the president. The president of the Company is also offering up to 200,000 for his own account. Mr. Tonachio has indicated that he does not intend to offer his shares until the offering of the Company's shares is completed. When Mr. Tonachio does sell for his own account he will so tell any such investor thereof.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable

ITEM 9. Use of a Solicitation of Interest Document

None

PART II

OFFERING CIRCULAR

Model B

Dated May ____, 2006 File No. 24-10142

OFFERING CIRCULAR
(Pursuant to Regulation A of the Securities Act of 1933)

ROBERT JAMES & ASSOCIATES, INC.

615 River Road
Kingston, Tennessee 37763
865/376-4925
(Address and telephone number of principal executive offices)

This offering consists of 800,000 shares at $5.00 per share. The offering also consists of 200,000 shares of common stock offered by the holder thereof.

The Company is offering for sale on a "best efforts, no minimum basis" up to 800,000 shares of its common stock at $5.00 per share and is qualifying such shares for sale, pursuant to the exemption from registration provided by Regulation A (the "Shares").

The minimum investment in the offering is 100 shares or $500.

The offering also consists of 200,000 shares of common stock being offered by Robert Tonachio, the president of the Company and the holder thereof (the "selling shareholder"). The timing of any sale of these shares is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder will sell his shares privately at $5.00 per share. At such time as the shares are listed on the Pink Sheets or other market, he will sell his shares at the then market price. In all events, the selling shareholder will not sell his shares for more than the selling price of the shares offered herein, $5.00 per share.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

	Price to Public	**Underwriting Discounts and Commissions (1)**	**Proceeds to Issuer or Other Persons**
Per Unit	$ 5.00	$ 0	$ 5.00 (2)
Total Maximum	$ 4,000,000	$ 0	$ 4,000,000 (2)

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.
(2) Does not include offering costs including legal, accounting and printing costs estimated at approximately between $60,000 to $80,000.
(3) The Company will not receive any proceeds of the sale of the 200,000 shares offered by the selling shareholder.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate 180 days after the qualification with the option of the Company to extend the termination date by an additional 90 days.

The Company's securities are not currently traded on any public market. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. There is no escrow or trust account in which subscriber funds will be held for any period of time. The proceeds from the sale of the Shares will become immediately available for use by the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION: HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

SUMMARY INFORMATION

Robert James & Associates, Inc. (the "Company") was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously 100% owned and operated, for over 13 years, as a sole proprietorship by Robert J. Tonachio, Sr., president of the Company. Mr. Tonachio is the major shareholder of the Company and is its key employee.

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products including all classes of guaranteed fixed annuities, life insurance products as well as hybrid products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits, hires, trains and contracts with insurance agents and financial planners for the sale of these insurance products. Different insurance companies and others refer to the business of the Company with various names, sometimes as "insurance wholesalers" or "independent marketing organization" or sometimes "field marketing organization".

The Company enters into contracts with certain of the insurance companies on behalf of the agents for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies. The insurance companies are selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The Company receives revenues from the sale of the insurance products by these contracted agents. In effect, the Company acts as a conduit of the insurance products created by the insurance companies to the Company's agents, who in turn offer the products to their clients. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company. The Company experienced a loss in income in 2004 of $6,499 but realized $198,900 in income in 2005.

The Company is currently licensed to conduct insurance business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

The Company also owns an insurance training school, the "American Annuity Academy." The Academy holds sessions approximately every 90 days in Nashville, Tennessee, at which its licensed and contracted insurance agents as well as financial planners study advanced insurance and annuity products. The Academy trains the agents in making client needs analysis and assessing suitability of products for their clients. Training is also offered to the agents on various financial planning techniques such as safe and secure ways to increase client income, reduce client taxes and to handle inheritance issues. Many of the instructors at the Academy are provided by the major insurance companies.

The offering consists of the sale of up to 800,000 Shares at $5.00 per Share. The offering also consists of the qualification of 200,000 shares of common stock for the sale by the holder thereof (the "selling shareholder"). The Company does not know when the selling shareholder will sell his shares. The timing of any such sale is at the discretion of the selling shareholder. At the time of a sale, if any, the selling shareholder may sell his shares privately at whatever price he can obtain or in the public trading market at the then market price.

RISK FACTORS

A purchase of the Shares is an investment in the Company's common stock. Any investment in the Company's common stock involves a high degree of risk. Investors should consider carefully the following information about these risks, together with the other information contained in this Offering Circular, before the purchase of any common stock. If any of the following risks actually occur, the business, financial condition or results of operations of the Company would likely suffer. In this case, the market price of the common stock could decline, and investors may lose all or part of the money they paid to buy the common stock. The Company has listed the following risk factors which it believes to be those material to an investment decision in this offering.

Specific Risks of Investment

The Company has been and will continue to be dependent on one person who serves as the Company's president, director and major shareholder; a loss of his services would be materially significant and would impact the Company very adversely economically. The Company's one executive officer, Robert Tonachio, Sr., is also the Company's sole director, who was the owner of the predecessor sole proprietorship. The insurance companies with whom the Company is in contract have dealt almost exclusively with Mr. Tonachio. The management and the growth of the Company for the past 13 years have been accomplished solely by Mr. Tonachio. The business is greatly dependent upon the active participation of Mr. Tonachio. Although the Company intends to employ full-time personnel experienced in insurance sales, the loss of Mr. Tonachio's services for any reason could have a material adverse effect on the Company's existing and proposed business.

With one person who is also the major shareholder serving as the Company's president and sole director, there is potential for favored actions by the Company. As the sole director and president, Mr. Tonachio is not subject to the cross-checks and balances for corporate action which would be provided by additional directors or executive officers. These type of actions could be such items as such as unduly large compensation packages, overly-liberal expense reimbursement or self-dealing transactions. In addition as the major shareholder of the Company, it is unlikely that there could be any effective shareholder action prohibiting or challenging such actions, if such actions were ever taken.

The Articles of Incorporation allow transactions between the Company and its directors or officers with Board and shareholder approval, but the Board and majority shareholder are controlled by a single person who could then approve such transaction. The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Mr. Tonachio will remain as the majority shareholder after completion of this offering.

The redemption of the outstanding shares of preferred stock would cause significant financial distress to the Company. The Company has issued 5,000 shares of its 2% convertible non-voting preferred stock to Mr. Robert Tonachio Sr., the president, sole director and major shareholder of the Company. Twenty-four months after the close of this offering, those shares can be redeemed by the Company at $1,000 per share or can be convertible by the holder into an aggregate of 5,000,000 shares of common stock. Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000. Such an obligation would be a huge financial burden to the Company which it could take years to repay. Alternatively, 24 months after the closing of this offering, Mr. Tonachio may elect to convert the non-voting preferred shares into 5,000,000 shares of voting common, which would give him additional control of the Company. Mr. Tonachio does not anticipate either the redemption or conversion of the shares, but the event of such action could severely impact on the Company and any investor at that time.

If the Company did not meet the standards of the national and regional insurance companies to enter into relations with them, then the Company would suffer dramatic downturn in its operations and revenues. The Company has entered into contracts with numerous national insurance companies for sale of the insurance, annuity and retirement products offered by those companies. The insurance company will review the Company's background and past production volume and history and will usually require the Company to have had approximately $10,000,000 in gross premium revenues before entering into a national contract with it. If the Company failed to meet the background standards or if its gross premium revenues fell below the benchmark amount, then any one or more insurance companies may not renew or enter into a contract with the Company for the sale of its insurance products. If many of the insurance companies with whom the Company is now contracted were not to continue to allow the Company to sell its products, the Company would not be able to furnish its contracted agents with competitive products and could suffer a significant loss of income.

Because management has broad discretion on the use of proceeds from this offering, investors will not know the steps the Company intends to take to reach its goals nor be able to judge if such steps when taken are effective and efficient. The Company intends to use the majority of the proceeds of this offering to expand its contracted group of financial planners and insurance agents. The Company anticipates that it will effect such expansion through the increased use of emails, direct mail and telemarketing to insurance agents and financial planners to advertise its Academy and to build attendance at workshops to be conducted in various places in the United States. However, this expansion is primarily at the discretion of management and its analysis of the effect of any one or more of these techniques. Management may determine to utilize other methods to expand its selling force. An investor must be confident in the ability of management to analyze and determine the most effective use of the proceeds of this offering to increase the Company's agent base.

The fewer proceeds raised from the offering the less the Company can take advantage of business opportunities and expansion. The funds available to the Company, including those anticipated as a result of this offering and those that may be generated by the Company's future operations, may not be sufficient to exploit all new business opportunities which may arise in the future. Under such circumstances additional capital may be obtained from other sources. To obtain such additional capital, the Company may enter into joint ventures or into other potential new business expansion opportunities. However, there can be no assurance that such additional capital that may be needed can be easily or quickly obtained. Where appropriate, the Company may obtain additional capital by sharing expenses with other organizations or persons, where the company would assume only a portion of the entire costs of such operations. However, there can be no assurance that such arrangements can be readily made, if at all. As of December 31, 2005, the Company had cash in hand of $5,800 based on gross profit of $577,700 and operating expenses of $409,900 resulting in a net income of $167,800.

Investors in this offering will suffer an immediate dilution in the value of the Shares purchased. The initial shareholders of the Company received in exchange for their interests in the sole proprietorship. The value associated with those shares is considerably less than the $5.00 per share to be paid by investors in this offering. Thus immediately after purchase of any Shares, the value of those shares will be greatly reduced from the amount paid. The Company estimates that if the entire offering is sold, then the value of each share of the Company, including those held by investors in this offering, will be $0.366. That is, the value of the one share would be $.0366 for a per share reduction of $4.636 to the investor.

The Company does not have audited financial statements which may make the financial information less comprehensive. The Company is filing this Offering Circular pursuant to Regulation A which does not require the filing of audited financial statements. The Company does not have audited financial statements. An audit by an independent certified public accountant may provide a more in-depth and thorough independent analysis of the Company's financial position. Although the Company does employ the services of an accountant for preparation of the financial statements, they are not prepared as audited financial statements and the preparing accountant does not undertake the same responsibility or guarantees for their preparation or accuracy as would be the case for audited financial statements.

General Risks of Investment

Since this offering is a "best efforts" offering, there is no minimum number of shares that must be sold to close the offering and an investor may find at the close of the offering that a nominal amount of securities has been sold and that the Company will not be able to meet its expansion plans described in the offering. The Company is offering the Shares on a "best efforts" basis which means that there is no minimum threshold of sales that must be met before the offering can close. The proceeds from the sale of the Shares will become immediately available upon sale for use by the Company. The offering will close 180 days from the date of qualification, unless extended for 90 days at the sole discretion of the Company, regardless of the number of Shares that have been sold. The fewer Shares sold, the less funds the Company will have for the planned expansion of its marketing programs and other activities. This could result in smaller growth, if any at all, of the Company.

There has been no prior market for the Company's shares and there may be only limited ways to transfer any shares purchased by an investor thereby providing no liquidity to the investor from this investment. No prior market has existed for the Company's securities and the Company cannot assure any purchaser that a market will develop subsequent to this offering. A purchaser must be fully aware of the long-term nature of an investment in the Company. The Company intends to apply for quotation of its common stock on the over-the-counter market known as the Pink Sheets, an established electronic quotation and trading system for over-the-counter securities, but the Company cannot assure a purchaser that it will be successful in such application, how long such application will take, or, that if successful, that a market for the common stock will ever develop or continue on the Pink Sheets or other exchange. Therefore, purchasers of the Shares may need to bear the economic risk of the investment for an indefinite period of time. Ownership of Shares of the Company must be considered a long-term, non-liquid investment.

Even if the Company is successful in having its securities quoted in the Pink Sheets, it is not known whether or when an active trading market for the Company's common stock will develop resulting in lower prices for sales of the securities, if any. If the Company's common stock is quoted on the Pink Sheets, its liquidity could be limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of the Company. As a result, prices for the Company's common stock may be lower than might otherwise prevail if its common stock was quoted on the NASD OTC Bulletin Board or traded on a national securities exchange like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of the Company's common stock in the public market, including the Shares offered in this offering, could lower the stock price.

State Blue Sky registration: potential limitations on resale of the shares. The Company is registering the Shares pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933 and available exemptions under state law. The holders of the shares of common stock of the Company, including purchasers in this offering, and persons who desire to purchase the shares in any trading market that might develop in the future, should be aware that there may be significant state law restrictions upon the ability of investors to resell the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. The Company intends to sell the securities in states, where allowed, pursuant to exemptions provided in those states pursuant to a non-public offering. Typically the states provide an exemption similar to that provided in Rule 506 of Regulation D which includes a limitation on the number of non-qualified investors (defined by income/asset test) and a prohibition on general solicitation.

The trading price of the Company's common stock could entail additional regulatory requirements which may negatively affect the trading. If the Company's shares commence trading and are quoted on the Pink Sheets, the trading price of its common stock may be below $5.00 per share. If the price of the common stock is below such level, trading in its common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transactions before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Company's common stock. As a consequence, the market liquidity of the common stock could be adversely affected by these regulatory requirements.

Shares not registered in this offering may become available for sale in the market and may reduce the market price of the shares. At the time of this offering, there are10,500,000 shares of the Company's common stock outstanding of which 200,000 shares are being qualified in this offering for sale by the holder thereof. The remaining shares are currently restricted from resale and are subject to a 24 month lock-up agreement with the Company. However, any shares that may be issued not subject to such lock-up may become available for resale after a one-year holding period from the date of issuance by the Company pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission. Currently all the outstanding shares of the Company are held by its two officers and director and are subject to the trading volume limitations of Rule 144. An increase in the number of the Company's shares available for public sale without any increase to its capitalization could decrease the market price of its shares, even if the business is doing well.

Management and affiliates will continue to own enough shares to control shareholder vote which could limit the rights of future shareholders. The Company's two officers and director will own approximately 92.9% of the outstanding common stock upon closing of the offering, assuming all Shares are sold. As a result, these officers and director will control the vote on matters that require stockholder approval such as election of directors, approval of a corporate merger, increasing or decreasing the number of authorized shares, adopting corporate benefit plans, effecting a stock split, amending the Company's charter or other material corporate actions.

The Company may obtain additional capital through the issuance of additional preferred stock which may limit the rights of current holders of the Company's common stock. Without any shareholder vote or action, the Company's board of directors may designate and issue additional shares of its preferred stock. The terms of any preferred stock may include priority claims to assets and dividends and special voting rights which could limit the rights of the holders of the common stock. The designation and issuance of preferred stock favorable to current management or shareholders could make any possible takeover of the Company or the removal of its management more difficult.

Offering price has been determined by management without the assistance of a public market or comparable company comparison. The public offering price of the Shares has been somewhat arbitrarily determined in that there is no yardstick by which to judge the sale price of the Shares as no market has existed for them. Management attempted to assess the Company in terms of its good will, reputation, market penetration, assets, management experience, longevity, name recognition in the market place, capital to be contributed by the public in proportion to the amount of stock to be retained by present shareholders, and current market conditions in the over-the-counter market, but management did not give a specific value to any of these. However, after reviewing such items management has guessed that an investor would pay $5.00 to purchase the Shares. Management believes that this price will be large enough to provide the Company with investment capital without the issuance of too many shares and low enough to attract investors. The price does not bear any relationship to any value of the stock in the public or private market.

Regulation. As an insurance marketer, the Company's activities are subject to extensive federal, state and local laws and regulations controlling national specialty insurance marketing. Existing as well as possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's lines of business.

DILUTION

Purchasers of the shares will experience immediate dilution in the value of their Shares. Purchasers in this offering will pay $5.00 per share but immediately after such purchase, the value of that share will be significantly reduced. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the net tangible book value per share immediately after completion of the offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities less intangible assets), divided by the number of shares of common stock outstanding. The scenario illustrated below represents an immediate dilution to investors in the offering and an increase in net tangible book value to present shareholders.

As of December 31, 2005, the Company had a net tangible book value of $19,007 or $.002 per share with 10,500,000 shares of common stock outstanding.

The sale of 400,000 Shares at $5.00 per Share would result in an adjusted net tangible book value of $2,136,900 (assuming offering expenses of $80,000) with 10,900,000 shares of common stock outstanding or $0.196 per share.

As shown by the examples below, if the Company raises the maximum amount offered, the dilution effect to the value of the new investors will be less than if the Company raises an amount less than the maximum amount. That is, the fewer proceeds raised by the Company the greater the dilution effect on value of the new investors' shares.

Assuming 400,000 Shares sold ($2,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	10,500,000	96.33%	$2,595,000 (1)	56.4%	$0.247
New Investors	400,000	3.67%	2,000,000	43.6%	5.00
Total	10,900,000	100%	$4,595,000	100%	$0.421

(1) The $2,595,000 figure does not represent cash payments to the Company for the 10,500,000 shares issued. The shares were issued in exchange for all the interests in the sole proprietorship. The value was determined based upon the value of the sole proprietor's contracts with the independent agents and the value of the initial and continual training of those agents and the value of the contracts with the insurance companies plus assets and furniture with a value of $30,000.

Initial public price per share		$5.00
Net tangible book value before offering	$0.002	
Net tangible book value after offering	$0.196	
Increase per share attributable to new investors		$0.194
Dilution per share to new investors		$4.806
Percentage of dilution to new investors		96.1%

The sale of all the Shares at $5.00 per Share would result in an adjusted net tangible book value of $4,132,900 (assuming offering expenses of $80,000) with 11,300,000 shares of common stock outstanding or $.366 per share.

Assuming 800,000 Shares sold ($4,000,000 in proceeds)

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	10,500,000	92.9%	$2,595,000 (1)	39.3%	$0.247
New Investors	800,000	7.1%	4,000,000	60.7%	5.00
Total	11,300,000	100%	6,595,000	100%	$0.583

Initial public price per share		$5.00
Net tangible book value before offering	$0.002	
Net tangible book value after offering	$0.366	
Increase per share attributable to new investors		$0.364
Dilution per share to new investors		$4.636
Percentage of dilution of share price to new investors		92.7%

The Company has 5,000 shares of its 2% convertible preferred stock outstanding. Twenty-four months following the close of this offering, each share of the preferred stock can be converted, at $.10 per share, into 1,000 shares of common stock for a possible aggregate issuance of an additional 5,000,000 shares of common stock for $500 in consideration. Although it is impossible to predict the net tangible book value of the shareholders stock 24 months following the close of this offering, such issuance would most assuredly dilute the value of the then shareholders stock, including investors in this offering. The chart below gives an indication of such dilution:

Assuming 800,000 Shares sold ($4,000,000 in proceeds) and conversion of 5,000 shares of preferred stock

	Shares Outstanding		Total Paid		Average Price per
	Number	Percent	Amount	Percent	Share
Existing Shareholders	10,500,000	64.4%	$2,595,000 (1)	39.3%	$0.247
Investors in this offering	800,000	4.9%	4,000,000	60.6%	5.00
Conversion in 2 years	5,000,000	30.7%	500	<1%	$0.0001
Total	16,300,000	100%	$ 6,595,500	100%	$0.40

Item 4. Plan of Distribution

PLAN OF DISTRIBUTION

The Company has not entered into any arrangements with any underwriter for the sale of the Shares. The Company's president, Robert J. Tonachio, will be offering the Shares for sale for the Company in a manner complying with the exemptions available in any jurisdiction for such sale and such Shares will be offered without commission or payment. The Shares are being offered primarily to the Company's current contracted insurance agent sales force and a limited number of non-related potential investors. The Company is offering the Shares primarily to its insurance agent pool as a reward to loyal producers of the insurance products. The Company believes that offering its contracted insurance agents the opportunity to become shareholders and part owners of the Company will enhance productivity, good will and business relations.

The offering will be presented by the Company primarily through mail, telephone or direct meetings (such as at the Company's workshops or seminars) to insurance agents and others that have expressed an interest in the Company.

Pursuant to the provisions of Rule 3a4-1 of the Securities Exchange Act of 1934, Mr. Tonachio is not considered to be a broker of such securities as he (i) is not subject to any statutory disqualification, (ii) is not and will not be compensated by commissions for sales of the securities (iii) is not associated with a broker or dealer (iv) is primarily employed on behalf of the Company in substantial duties and (v) does not participate in offering and selling an offering more than once every 12 months. Mr. Tonachio intends to rely on the provisions of Rule 3a4-1 and does not intend to register as a broker of securities.

The offering will terminate 180 days after the qualification of the offering statement with the option of the Company to extend the termination date by an additional 90 days. After the initial offering period, the Company will determine if there is sufficient need to extend the offering period for an additional 90 days.

The Company is offering the Shares on a "best efforts, no minimum basis." No commitment exists by anyone to purchase all or any part of the Shares being offered hereby. Consequently, there can be no assurance that all or part of the Shares being offered will be sold. Because the 800,000 Shares are being offered on a "best efforts no minimum basis" a substantial number of the Shares may go unsold. All the net proceeds from this offering will be immediately available for use by the Company. No funds will be returned to investors regardless of the number of Shares sold. The minimum investment amount is 100 Shares or $500.

Subscription Agreement

Each investor will execute a subscription agreement in which the investor will acknowledge that he has received this Offering Circular. The subscription agreement, filed as an exhibit to this Offering Circular, provides for arbitration of any disputes arising from the investment in this offering. The arbitration provision provides that any disputes, claims or disagreements arising from the purchase of the Shares or other causes shall be decided by the American Arbitration Association pursuant to its then rules and regulations. The party seeking action files the grievance with the American Arbitration Association which then assigns a case manager. An arbitrator is selected from a pool of subject-matter qualified arbitrators maintained by the American Arbitration Association with each party having a right to have any proposed arbitrators disqualified for cause. Arbitration fees are assessed to both parties and may be awarded as part of the damages at the conclusion of the matter.

Pursuant to the arbitration clause, the parties covenant that they will not file any action at law against any other or bring any claim in any forum other than before the American Arbitration Association, and they agree that any litigation, if filed, shall be immediately dismissed upon application and shall be referred for arbitration. The situs of arbitration and any counterclaims shall be selected by the person against whom arbitration is sought provided that such situs is within the United States and is the situs of such person's principal residence or place of business. Any dispute concerning situs shall be determined by the American Arbitration Association.

Item 5. Use of Proceeds to Issuer

USE OF PROCEEDS

The Company will receive approximately maximum net proceeds of $3,920,000, assuming sale of all the Shares and deduction of estimated offering expenses of $80,000. The Company intends to apply such proceeds over the next 12 months as follows:

Expansion of the existing marketing force of financial planners and insurance agents	$ 3,000,000	77%
Expansion of the American Annuity Academy	420,000	11%
Administrative Expenses	200,000	6%
Officers' Salaries	250,000	5%
Legal and Accounting Fees	50,000	1%
	$3,920,000	100%

The Company does not anticipate raising any additional funds through borrowings or equity financing for a period of at least twelve months form the date of this Offering Circular. The Company cannot predict the amount of funds it will receive from this offering; however, the greater the amount of funds received the faster the Company can implement its expansion.

The Company is not dependent upon the offering to continue its operations or to move forward. The Company has no outstanding debt or other financial obligations that require raising capital. The Company is making this offering to enable it to grow more rapidly. The amount raised by this offering will change the speed at which the Company can expand. If less than the maximum amount is raised then the proceeds would be used in the manner indicated above but proportionately reduced. For example, administrative expenses, which includes such items as office supplies, furniture and equipment, would decrease if insufficient proceeds were raised to add additional staff. If sufficient proceeds were raised to hire additional staff, then the administrative expenses would be closer to the amount indicated.

From the proceeds of this offering, the Company primarily intends to expand its growing business base of financial planners and insurance agents. The Company plans to invest up to 77% of the proceeds of this offering in workshops targeted at insurance agents and licensed financial planners and up to 11% of the proceeds of this offering in the expansion of the American Annuity Academy. The Company has allocated a portion of the funds to pay officers' salaries. The Company has no outstanding accrued salaries, bonuses or other debts. The proceeds from this offering are not required to meet the Company's current or future cash requirements, including cash required for the next year.

The Company has allocated approximately $200,000 (6%) of the proceeds for administrative expenses. Included in those administrative expenses will be the purchase of key man insurance estimated at approximately $3,800 per month for a $5,000,000 policy on the life of Mr. Tonachio. However, the Company has sufficient funds available to it other than from the proceeds of the offering to purchase the key man insurance.

The Company's priorities in its expansion are to increase its marketing force through increased workshops, emails, direct mail and telemarketing. The Company will also expand the courses at its Academy in order to offer more advanced training to its current agents. If only a nominal amount of proceeds is raised, the Company will use such proceeds inasmuch as possible for workshop development.

The projected amounts in the foregoing table are estimates and approximations only. While the foregoing sets forth the proposed expenditures, future events may require a change in the allocation of funds. Any such change will be at the discretion of the Board of Directors of the Company who have a duty to act within their best business judgment for the good of the Company. Although events that would require such a change are not contemplated nor foreseen at this time, one could imagine such an event as an offer to purchase the Academy or perhaps the entire company at a price that would make strong economic sense for the shareholders. Or the Company might be presented with the acquisition of a business that would enhance the Company and would make economic sense. If such an attractive situation presented itself or another similar situation, some of the funds earmarked for the indicated purposes may be used differently.

To the extent the proceeds from this offering are not utilized immediately, they will be invested in certificates of deposit, short-term obligations of the United States Government, short-term commercial paper, or left in checking or money market accounts.

Item 6. Description of Business

DESCRIPTION OF THE BUSINESS

The Company

Robert James & Associates, Inc. was incorporated on December 9, 2005 under the laws of the state of Nevada. The Company was previously a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. On December 9, 2005, 10,500,000 shares of the Company were issued to Mr. Robert Tonachio, Sr. and Mr. Robert Tonachio, Jr., in exchange for their interest in the predecessor sole proprietorship.

These interests in the predecessor sole proprietorship included the national contracts with insurance companies and the individual contracts with insurance agents which had cultivated, recruited, trained, and monitored over the course of the sole proprietorship for an aggregate value of $2,565,000. This value was computed by taking an estimate of the costs involved over two years for the recruiting, training, monitoring and servicing of an insurance agent multiplied by 3,500 (the number of agents trained by the Company) for a value of $2,565,000. The Company placed a value of $30,000 for office equipment and supplies, including desks, computers, filing cabinets, printers and copier. The value of these assets was determined by the president of the Company working with the Company's outside accountant.

The Company is an independent marketing organization for insurance products; the Company operates as a bridge between life insurance companies and the Company's network of insurance agents. The Company focuses particularly on life insurance products expressly designed for pre-retirees ("baby boomers") and senior retirees. The Company has a significant number of national contracts with major insurance companies. Through its pool of contracted insurance agents consisting of licensed insurance agents and financial planners, the Company offers the products of these insurance companies to the insurance consumer.

Marketing of Insurance Products

Traditionally insurance companies spent much time, resources and personnel on the recruiting, training, monitoring, and updating of its field agents. Independent marketing organizations, such as the Company, relieve the insurance companies of these functions and develop a pool of contracted insurance agents to handle the insurance products of the insurance companies. The Company contracts with an insurance company for the sale of that company's insurance products, including a broad spectrum of insurance including all classes of guaranteed fixed annuities, life insurance products as well as hybrid products.

Then, as part of the contract agreement with these insurance companies, the Company, at its own expense, hires, trains and contracts with independent insurance agents and financial planners for the sale of these insurance products. The Company conducts local workshops at various sites throughout the United States. It promotes these workshops usually through a mass mailing of flyers to the local licensed independent insurance agents and financial planners. At the conclusion of a workshop, many of the attendees will enter into a contract with the Company for sale of the insurance products of one of the insurance company presented by the Company. The insurance agents will typically enter into a contract with the Company because they receive the benefit of the training and support provided by the Company.

Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies selected by the agent depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele.

The agents are considered independent contractors to the Company and to the selected insurance companies. The insurance agents are not in an exclusive relationship with the Company and are free to sell insurance products from insurance companies that have no contractual relationship with the Company. However, an insurance company that has entered into a relationship with the Company, will only pay commissions to the Company on products sold by any of the Company's insurance agents. In this manner, the insurance companies act to ensure that the Company receives commissions on all insurance products sold by any of its contracted insurance agents.

The Company receives its revenues from the commissions on the sale of the insurance products by its contracted agents. The Company is remunerated by the contracted insurance company on sales of insurance products by the insurance agents which have contracted for sales of that insurance company. The amount of remuneration to the Company from any of its insurance companies is based upon the gross sales volume of the insurance products sold by the Company's insurance agents handling that company's products. Each insurance company has a different commission schedule and usually different schedules for different products. The insurance companies will generally pay commissions weekly and the insurance companies pay commissions directly to the Company and to the insurance agent. The Company has the option to elect with the insurance company that it send both commissions to the Company with the Company then sending the insurance agent the appropriate commissions. However, the Company has opted not to act as an intermediary in the payment of commissions in order to keep the accounting and administrative costs of the Company down.

Current Operations

The Company has contracted with over 3,500 agents since its inception and currently has approximately 1,000 active agents under contract. The gross volume of sales of insurance products by the Company's licensed insurance agents was over $53,937,300 in 2005. This figure represents the total cash sales made by the Company's insurance agents (referred to as "premium" or "gross premium"). The Company receives a weekly statement from its contracted insurance companies showing the issued policies and commissions earned based upon the amount of the gross premium.

The Company is currently licensed to conduct insurance business in the following states:

Alabama	Illinois	Mississippi	Pennsylvania
Arkansas	Indiana	Nevada	South Carolina
Arizona	Kentucky	New Hampshire	Tennessee
Colorado	Louisiana	New Jersey	Texas
California	Maryland	New Mexico	Virginia
Florida	Michigan	North Carolina	Washington
Georgia	Massachusetts	Ohio	West Virginia
Idaho	Minnesota	Oklahoma	

Contracted Insurance Companies

The Company enters into a contract with an insurance company for the sale of that company's insurance and hybrid products. The Company seeks insurance companies that offer attractive products and products that will be attractive and appropriate to the agents for sale to their clients. Insurance products, particularly hybrid products, change and certain insurance companies may become more or less attractive as their products are phased in or out or as the needs and demands of the consumer change and evolve. For instance, some persons may be looking for a higher yield and riskier product than others who seek a definite monthly return.

Before the insurance company enters into a contract for the sale of its products, the insurance company will thoroughly investigate the Company including credit standing, regulatory compliance, any criminal or civil history. Most insurance companies require that the Company have a past production volume and history of approximately $10,000,000 or more in gross premium revenue. After meeting the insurance company review, the Company and the insurance company will enter into an agreement for the sale of that insurance company's products. The Company will hire and train agents who will select one or more insurance companies with products suitable for representation by them.

The Company will then contract with the insurance company for the agent and will enter into the an agreement with the insurance company and the agent for the sale of the insurance company's products. The Company will train and maintain current training of each agent for the product(s) offered by those insurance companies represented by that agent. Certain insurance companies will administer their own test to the proposed agent before allowing that agent to sell certain complicated insurance products. The Company will have trained and prepared the insurance agent for such test.

The Company has active contract agreements with the below listed insurance companies for the sale of their products. Some of these companies are larger and have a wider reputation than others but each company designs the insurance products it offers and the agents, through contract with the Company, determine which products are most suitable for sale by them and therefore which company(ies) they wish to represent.

Allianz Life Insurance Company
American Equity Investment Insurance Company
American National Insurance Company
Americom Life Insurance Company (LMG)
AmerUs Life Insurance Company
Columbus Life Insurance Company
Great American Life Insurance Company
Indianapolis Life Insurance Company
Illinois Annuity & Insurance Company (LMG)
ING USA
ING Reliastar Life Insurance Company
Investors Insurance Company (LMG)
John Hancock Viariable Life Insurance Company (LMG)
Life Insurance of the Southwest
Lincoln Financial Group/First-Penn Pacific
Mutual of Omaha
Penn Treaty-Net Work America Insurance Company
Sun Life Financial
Transamerica Life Insurance & Annuity (LMG)

AmerUs Life Insurance Company, American National, Americom Life Insurance Company, American Equity Investment Insurance Company, Sun Life Financial and Lincoln Financial Group are the largest insurance companies with whom the Company does business based upon the gross sales volume of that company. Typically, AmerUs represents over 5% of the Company's total gross sales volume although that may vary as the productivity and sales activity of the insurance agents varies. There is no expiration on the agreements with the insurance companies.

Contracted Agents

After the Company has negotiated a contract with an insurance company, the Company then begins, solely at its expense, to recruit, train and contract life insurance licensed agents and financial planners, who are also life insurance licensed. The Company develops its pool of insurance agents by the use of small local 3-hour workshops. The Company determines a geographic area to target new insurance agents. It advertises the workshop in that area through mass mailings of an advertising mailer sent to local insurance agents and financial planners. The Company buys the names of insurance agents and financial planners for the mailing of the mailer. At the conclusion of the workshop, many of the attendees will contract with the Company for the sale of the life insurance products of one or more of the products of the insurance companies presented.

Although the Company will be presenting the products and policies of the insurance companies, the Company is responsible for all the expenses involved in recruiting, training and contracting the agents. This includes printing, purchasing mailing lists of agents, labor to process the mailer, receiving phone reservations for the meeting, follow up phone calls to each reservation to confirm attendance, preparing the contracts for each company to be presented at the meetings, preparing sales kits for each attendee, shipping all the materials to the meeting rooms, setting up the meeting rooms, paying for meeting rooms at hotels, travel to and from the location, overnight room expense and meals on the road. After an agent enters into a contract with the Company, either at the meeting or subsequently, then the contract and agent profile is sent to the Company's office and processed. The Company provides continuous training for the agents via the telephone or seminars or written literature and offers telephonic assistance to the insurance agents on questions about the insurance products or administrative matters.

The insurance agent will contract to sell the products of one or more of the Company's contracted insurance companies. The agents do not contract with all the insurance companies with which the Company participates, but only the ones with which that agent wants to be licensed, usually about five or six but sometimes as many as 12 or more. The agents select the insurance companies with which they would like to be licensed based upon that company's products and the appeal of those products to the demographics of the agent's clients or potential clients.

The Company is the exclusive marketing organization for the insurance products sold by that agent for that insurance company. The insurance companies in contract with the Company and the agent will not pay commissions to any other marketing organization for policies sold by that agent.

The Company maintains Errors and Omission Insurance against any possible actions against it, but the insurance agents are considered independent contractors and the Company believes that the contract between the insurance company and the insurance agent does not give rise to recourse against the Company for actions of the insurance agents by the insurance company or any outside party. The Company is not aware of any action brought against the marketing organization, like the Company, for actions by the contracted insurance agent.

The Company has contracted and trained 3,500 insurance agents. However, not all these agents are active at any given time. The number of active agents is fluid and changes almost daily. The Company does not monitor the activities of its agents although it does receive a weekly report from the insurance companies as to which agents have produced sales that week. The Company's contracts with its insurance agents do not expire on the basis of inactivity. The Company contacts the agents prior to expiration of their insurance license and discusses with each agent that agent's plans for renewal of their license. Some agents are not active for several months or even years and then will get very active. Often the degree of an agent's activity depends on what products are available that that agent wishes to sell or other factors personal to the agent.

If there is no activity by the insurance agents for some period of time, certain of the insurance companies will contact the Company to determine the status of the insurance agent. The Company will then in turn talk to the agent and discuss whether that agent wishes to continue as that insurance company's agent, wishes to continue in the business at all or what that agent's plans are. If that agent expresses no desire to actively sell insurance products, then the Company will recommend to the insurance company that the contract with that agent be terminated.

The Company considers all agents as active unless an agent's insurance license is cancelled, the agent dies, notifies the Company of a change in business or plans or the contract with the insurance company is terminated. All agents are required to send the Company a copy of the annual renewal of their state insurance license. The Company anticipates that approximately 10% of the agent force at any given time will be turning in business.

Insurance Policies and Insurance Products Offered by the Company's Agents

Not only does the Company act as a conduit for insurance products to the insurance agent, it educates and trains the insurance agent about insurance products and related matters. The specific products that are offered by the

Company's contracted insurance agents depends on the needs of that agent's clients and the products of those insurance companies which the agent represents. The Company itself does not engage in selling insurance products.

In almost all instances, the contracted insurance companies offer straight life insurance products. However as a retirement vehicle for pre-retirees and current retirees straight insurance policies may not offer the financial return sought by these clients. Therefore most of the contracted insurance companies offer an additional variety of products focusing primarily on annuities. The suitability of any product depends on many factors including the amount of funds available for investment in the product, tax deferral requirements, the risk or uncertainty of financial return the client is willing to take and the return option the client is seeking, i.e. income for life, for a specific period of time or income for life with a specific period guaranteed. As each insurance company designs its own insurance (retirement) products and each product has a vast number of variations, there are literally hundreds of such insurance (retirement) products available for the consumer. Some insurance companies will link an annuity or insurance product with a long-term health care policy. Some products provide for annuity survivor benefits. Other annuities provide a cap on the increased earnings of an annuity that is linked to a index vehicle. The variations on available insurance products are limitless and continually changing.

In addition to the straight life insurance policy products (both term and whole life), the main types of products offered by the contracted insurance companies (with variations specific to each insurance company) include:

> Fixed guaranteed annuities for a fixed period of time or for life. This annuity will credit interest at a rate that is declared and guaranteed for such period. This annuity provides a set amount of return to the purchaser for the term of the annuity.
>
> Hybrid (equity index) annuities which guarantee principal plus a percentage of the upside potential of the Standard & Poor's 500 Index, Nasdaq 100 Index, or Dow Jones Index. That is the client will receive interest on his annuity based on the possible increases shown in one of the linked indexes. On the other hand, although the client will not lose his principal, such indexes may not show any gain and thus there will be no interest increase. Some hybrid annuities provide a minimum interest that will be paid despite a lack of the index increase. Other hybrid annuities provide a cap on the increase in interest from inception or from the beginning of a certain accrual period.

In all cases the client's principal is guaranteed by the contracted insurance companies whose products the Company offers.

American Annuity Academy

The Company runs the "American Annuity Academy," an insurance and financial training school designed for insurance agents and financial planners. The Academy is designed to provide more in-depth training for the Company's contracted agents. The Academy holds 2-day training sessions approximately every 90 days in Nashville, Tennessee. At the Academy, the contracted insurance agents and certified financial planners are educated and trained about determining client needs and suitability of products with an emphasis on the needs of pre-retirees ("baby boomers") and retirees.

Seminars and classes are also taught on safe and secure ways to increase a client's income, reduce a client's taxes and to reduce taxes and protect assets on death. In addition, certain agents receive intense training in sophisticated concepts concerning IRAs, hybrid insurance products (*see* discussion below), and other topics. Many of the instructors at the Academy are provided by the major insurance companies listed in this Offering Circular. The Company believes that the Academy stresses success through a "client first" attitude designed to benefit the consumer and enhance the professionalism of all who attend.

The Company rents a meeting room at a local hotel for the duration of the training session. The training materials used in the training sessions are provided by the insurance companies at no cost to the Company. The Company does pay the transportation, accommodation and board charges for the training instructors. The total cost to the Company for each 2-day training session is approximately $5,000. Approximately 100 people annually are trained at the Academy. The Company believes that the more educated the agents become about the insurance products, the more business they will generate.

Marketing of the Company's Business

The Company plans to continue to grow its business by increasing its base of certified financial planners and insurance agents. The proceeds of this offering will be used to expand the number of the Company's local workshops, to increase the training at the American Annuity Academy and, for the first time, to advertise the Academy in trade publications. The Company also anticipates offering workshops in different areas of the country using email and telemarketing in addition to its current method of direct mailing of advertising mailers to build attendance. The Company anticipates that it will negotiate rates for advertising in the trade journals and will make a decision if the price of such advertisement is worth the anticipated results. However, the Company does not now know what that price will be. The Company has found that the insurance agents who attend the Academy often experience substantial production increases as their knowledge and expertise grows.

The Company has just started using the Internet as a marketing tool and contracted with a marketing company, Agent Media Marketing Company, to email to a selected list of licensed insurance agents advertising the Company's workshop session. The list, including the email to each person on the list, costs approximately $2,550. From the emailings, the Company had 150 agents attend the workshop, which the Company believes to be an excellent result. The Company is currently expanding its marketing efforts by increasing such Internet marketing techniques.

The Company held two workshops in March, 2006. These workshops cost approximately $5,000 and were attended by approximately 40 agents per meeting. The Company featured Mr. Bill Harris, an insurance product trainer known in the industry, and provided each agent with a DVD provided by Mr. Harris. The Company is pleased with this attendance result.

The Company prides itself on its on-going relationship with its agents and financial planners. The Company is in touch with agents on a daily, weekly and monthly basis whether by telephone, newsletter, email or otherwise. Many of the contracted agents call the Company frequently with questions about companies and products. The Company attempts to respond to each inquiry from all its agents and to help them service their clients better by understanding their products better. Part of the proceeds from this offering may be invested in acquiring additional personnel for the interaction with the additional agents and financial planners if the expansion of the Company's contracted insurance agents base is successful.

The Company has allocated approximately 77% of the proceeds of this offering for the expansion of its marketing program, which includes increasing the number and local of the workshops and utilizing additional methods of promoting the workshops, 11% of its proceeds to the expansion of the Academy, including possibly additional trainers, and 5% of the proceeds to officers' salaries which may include costs for additional trainers.

The more agents the Company recruits and trains and better trained the agents are, the more business these agents will produce and the more revenue the Company will receive. The Company strongly believes that preparing the agents to understand their clients, to know the available products and to match the two, will produce better agents and better service and will produce larger sales volume which will in turn increase the revenues for the insurance companies and the Company itself.

Employees and Consultants

The Company presently has five employees, Robert J. Tonachio, Sr., president and sole director; Robert J. Tonachio, Jr., Executive Vice President and Chief Operating Officer; one office administrator, one marketing consultant, and one assistant marketing consultant. Robert J. Tonachio Jr. is the son of Robert J. Tonachio. All the employees are engaged on a full time basis in the general day-to-day business activities. Upon completion of this offering, the Company intends to hire at least two additional employees/consultants or more to work out of the Kingston, Tennessee office.

Competition

The Company faces competition from a substantial number of companies. Many of these existing and potential competitors have greater name recognition and marketing capabilities and substantially greater financial resources than those available to the Company. The Company faces competition from both national and regional independent insurance intermediaries, boutique broker/general insurance agents and local distributors. The insurance wholesaler industry has numerous small broker agencies, like the Company, but also has many national companies against whom the Company must compete, such as Asset Marketing, Brokers International, Creative Marketing International Corporation, Shurwest Financial Group Oasis Financial Group and others.

The Company's insurance agents face competition in sale of insurance products from other independent insurance agents, financial planners and insurance companies themselves who offer products directly to the consumer. The Company faces competition in recruiting the insurance agents and licensed financial planners to contract with the Company and sell their insurance products through it. The Company believes that its initial workshops and advanced training at the Academy, in addition to the continual monitoring, educating and assistance to its agents, provide it a competitive edge that makes it attractive to the insurance agent.

Regulation

The insurance industry is regulated by the various state insurance departments. The states must approve all products that the insurance companies offer within that state. The state insurance departments oversee the insurance company's operations and reviews each company's financial condition. Compliance with these state regulations is handled by the insurance companies with whom the Company contracts and the Company ensures that such regulations are compiled with before entering into contract relations with an insurance company.

All insurance agents must be licensed by each state in which they do business. The Company seeks licensed insurance agents and certified financial planners who are licensed insurance agents to work as their contracted agents. The Company reviews a contracted agent's licenses and will only accept sales or products offered to clients in those states.

Management's Discussion of Operations

The following discussion is intended to provide an analysis of the Company's financial condition and should be read in conjunction with its financial statements and the notes thereto.

Financial Condition

The Company's revenue is directly related to the amount of insurance products sold. Fewer insurance policies underwritten or insurance products sold by the Company's insurance agents has a direct effect on the Company's revenues because it receives revenues based on the amount of product sold. The Company's primary expenses are for the recruiting, training and monitoring of its agents. The value placed on the recruiting, training and monitoring of its 3,500 contracted insurance agents at the time of the issuance of the 10,500,000 Company shares for the sole proprietorship was placed at $2,565,000 including the value of the contracts with the insurance companies or approximately $730 per agent. This value includes the workshop flyer mailing, the workshop, workshop materials and follow up monitoring.

For the year ended December 31, 2005, the Company had gross revenue of $53,937,300 compared to gross revenue for the year ended December 31, 2004, of $49,335,000. This gross revenue represents the amount of insurance policies written for the Company's insurance companies and on which the Company receives a commission. The Company experienced over a 9.1% increase in gross revenue for the one year period ending in December 31.2005. That is, the Company's insurance agents have shown a 9.1% increase in the amount of insurance policies written. The net income for the year ended December 31, 2005 was $167,800 compared to a loss of ($6,400) for the year ended December 31, 2004.

The Company attributes the gain in gross revenue to improved training due to the launch of the American Annuity Academy in November of 2003 and the increased business generated by its attendees, some of whom have attended three or more sessions for more advanced training during the years 2004 and 2005.

Net income increased for the period ended December 31, 2005 due to the Company's reduction in operating expenses from $418,700 in 2004 to $409,900 in 2005 and the $4,602,300 increase in gross revenues in 2005. The Company's two greatest expenses are advertising/telemarketing and office administration. The cost of advertising/telemarketing for the period ended December 1, 2005 was $221,400 and the cost of office administration for the same period was $65,500. The advertising and telemarketing expense is the expense associated with recruiting and training the Company's insurance agent. This expense includes the mass mailing advertising the Company's local workshop, conducting the workshop and following up with attendees at the workshop. It is at the workshops that the Company contracts with insurance agents to become one of the Company's insurance agents. The office administration expense is directly associated with the maintenance of the Company's insurance agents, including informational and educational updates, license renewal reminders and other frequent email and direct mail contacts with the agents.

Forward Looking Statement

The Company believes the proceeds from this offering will augment the company's existing positive cash flow to expand its current business interest more rapidly. The Company believes that it will not need additional funds for one year from the date of this Offering Circular to meet the expenditures required for expanding and operating its business as proposed. If the Company's future operations are successful and profitable, the Company will have operating funds available for such purposes and for working capital. The Company anticipates that any revenues earned will be received primarily from the sale of the insurance products from its base and any expansion of that base of insurance agents. Expenditures during the period will principally relate to: (1) the acquisition of additional financial planners and insurance agents through the increased number of local workshops and (2) the expansion of the American Annuity Academy.

Listing of the Company's Securities on the "Pink Sheets"

The "Pink Sheets" is a privately owned company that provides Internet-based, real-time quotation service for OTC equities and bonds for market makers and brokers. The Pink Sheets started in 1904, when the National Quotation Bureau began as a paper-based, inter-dealer quotation service linking competing market makers in OTC securities across the country.

To be quoted on the Pink Sheets, a company needs one market maker to quote the company's stock. Only SEC-registered broker-dealers (market makers) that are members of the National Association of Securities Dealers (NASD) can quote securities in the Pink Sheets. There are no listing requirements to be quoted on the Pink Sheets. Current financial information must be submitted by the market maker on behalf of the company with a Form 211. NASD rules do not require the financial statements of Pink Sheet issuers to be audited, but to be prepared in accordance with GAAP.

A company needs to provide its market maker with information. Securities and Exchange Rule 15c2-11 requires a broker/dealer to obtain and keep in its files certain information about a company before initiating a quote for it. The market maker must have a reasonable basis for believing that the information is accurate and obtained from reliable sources. The required information includes a general business description, location and contact information, officers, total shares outstanding, transfer agent, recent prospectus or offering circular, balance sheet, retained earnings and profit and loss statements. The NASD monitors compliance with Rule 15c2-11 by requiring market makers to file a Form 211 at least three days prior to quotation in the Pink Sheets. NASD review may take a considerable amount of time depending, among other things, on whether or not the NASD requests additional information from the market maker and the amount of time required to respond to requests for additional information. Issuers pay no fees to be quoted on the Pink Sheets. Market makers pay a monthly fee to quote a security.

The Company intends to seek a market maker and provide the necessary information to allow the Company's securities to be quoted on the Pink Sheets. The Company believes that the information contained in this Regulation A

Offering Circular provides the necessary and complete information required by a prospective market maker to comply with Rule 15c2-11.

While the Pink Sheets do not have a requirement that the issuer continue to provide updated financial information to the Pink Sheets, federal securities law requires that adequate current information must be publicly available when an issuer's securities are traded in the OTC market under several circumstances. If and when the Company gets its shares quoted on the Pink Sheets, it intends to maintain the currency and accuracy of the information available about it through periodic updating of its financial statements and company information.

Item 7. Description of Property

DESCRIPTION OF PROPERTY

The Company has its offices in a building owned by the Company's president at 615 River Road, Kingston, Tennessee 37763. Its telephone number is 865/376-4925. After completion of the offering, the Company anticipates entering into a lease agreement for rental of the office space at approximately $2,000 per month or $7.50 per square foot for a period of five years. This lease amount is lower than the market rate of $10 per square foot. The Company does not intend to use proceeds from this offering to pay the lease amount but expects such payments to be made from its existing cash flow.

Item 8. Directors, Executive Officers and Significant Employees

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding the members of the board of directors and executive officers of the Company:

Name	Age	Position	Date Directorship Commenced
Robert J. Tonachio, Sr.	68	Chairman of the Board, President Director	December 9, 2005
Robert J. Tonachio, Jr.	28	Executive Vice President, Chief Operating Officer	

The Company's director will serve until the next annual meeting of the stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's articles of incorporation provides that the number of directors to serve on the Board of Directors may be established, from time to time, by action of the Board of Directors or shareholders. Vacancies on the Board are filled by a majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Robert J. Tonachio, has served as president and chairman of the board of the Company since its inception on December 9, 2005 and was the sole proprietor of the Company's predecessor sole proprietorship since its founding in 1992. In 1968, he joined Bache & Company (now Prudential Securities) as an account executive, later becoming its lecture chairman for the New York area. He has been licensed with the Chicago Board of Trade, the New York Mercantile Exchange and the New York Stock Exchange but no longer maintains these licenses as he is no longer involved in that business and currently maintains only his insurance license. After his employment with Bache & Company in 1973, Mr. Tonachio was elected to the board of directors of Laidlaw, Coggeshall, Inc, members of the New York Stock Exchange, and was placed in charge of retail research, municipal bond trading, OTC trading department, and the branch system. Subsequently, he became head of investing banking with Fitten, Cunningham, and Lauzon, members of the NYSE in New York. He has served as a fee-based consultant to several companies, Anacomp, Intercontinental Energy, National Lampoon, and Commonwealth Metals. Mr. Tonachio studied courses in business administration at the University of Miami, marketing courses at New England College and graduated from the School of Eastern European Languages at Syracuse University. Mr. Tonachio served in the United States Air Force Security Service.

Robert J. Tonachio, Jr. has served as Executive Vice President of the Company since its inception. Mr. Tonachio became a licensed insurance agent in 1996 when he became associated with Robert James & Associates the predecessor to Robert James & Associates, Inc. He has been active in marketing and sales and for the past nine years, and for the past four years has been a national wholesale marketing representative for the Company.

Mr. Tonachio is the son of Robert J. Tonachio, Sr., the president and chairman of the board of the Company.

Item 9. Remuneration of Directors and Officers

REMUNERATION OF DIRECTORS AND OFFICERS

No officer or director has received a set salary from the Company. Remuneration to the officers from the Company's predecessor company was determined based upon monthly production. Beginning in December, 2005, the Company entered into an employment agreement with Robert Tonachio for his services.

Name	Remuneration Capacity	Remuneration Received in 2005
Robert J. Tonachio, Sr.	President	$159,018 (1)
Robert J. Tonachio, Jr.	Marketing representative	$70,000 (2)

(1) Robert Tonachio, Sr. received 10,200,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has valued the stock at $.247 per share. Mr. Tonachio also received 5,000 preferred shares upon execution of the employment contract. The preferred shares are valued at $100 per share.

(2) Robert Tonachio, Jr. received 300,000 shares of common stock in 2005 for exchange for his interest in the sole proprietorship which was the predecessor company to the Company. The Company has valued the stock at $.247 per share. Mr. Tonachio, Jr. also received compensation from the sole proprietorship for his services as a marketing representative.

Anticipated Officer and Director Remuneration

Upon completion of the offering, it is anticipated that Robert J. Tonachio, the Chairman and President and Robert J. Tonachio, Jr. Executive Vice President will receive remuneration at the annual rates of $120,000 and $80,000, respectively.

Outside directors of the Company, if any, will receive compensation at the rate of $1,000 per board meeting attended. This compensation does not cover board action by telephone meeting or consent without meeting. The board intends to have one scheduled meeting per year but may take additional action by telephonic meeting or consent without meeting.

Upon completion of the offering, the Company intends to employ two additional marketing employees at salaries and or commissions consistent with prevailing industry standards. Although the Company has had general discussions with candidates for these positions, no agreements or understandings presently exist with any person.

Indemnification

The Company's Articles of Incorporation include an indemnification provision that provides that the Company shall indemnify officers, directors, agents and employees of the Company

(1) from action brought by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit. The indemnification does not cover

any claim in which the person is adjudged liable for negligence or misconduct in the performance of his duties to the Company.

(2) from action other than by a shareholder of the Company against such person by reason of such person holding the named position with the Company for expenses in defense of the suit, for amounts paid in settlement, or judgments or fines, if that person is successful on the merits of the case or acted in good faith in the transaction which is the subject of the suit.

Employment Agreement

Robert J. Tonachio, Sr. has entered into a five-year employment contract with the Company through December 31, 2010, providing annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits before extraordinary items, equal to 10% of such amounts in excess of $100,000 up to $200,000; 15% of such amounts in excess of $200,000 up to $300,000; 16% of such amounts in excess of $300,000. The Company does not have audited financial statements so this annual bonus will be based upon the Company's unaudited financial statements prepared by an independent accountant but not on an audited basis. Mr. Tonachio is the sole director of the Company and as such can enter into contracts with the Company that can amend this employment agreement, including its compensation terms.

In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. If payment from the key man insurance policy is made on the death of Mr. Tonachio, then this payment is superseded. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of the employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

Key Man Insurance

The Company plans to obtain "key man" insurance on the life of Robert Tonachio, Sr. in the amount of $5,000,000 of which $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio and payment thereof will negate the requirement for any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

Lock Up Agreement

Of the10,500,000 presently outstanding shares of the Company's common stock which shares are all owned by officers and directors of the Company, 200,000 are being qualified for sale by the selling shareholder herein. The holders of the remaining 10,300,000 shares have entered into an agreement with the Company whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of this offering, without the Company's prior written consent.

The Company notes that the holders of 10,300,000 shares subject to the lock up agreement are the president and sole director of the Company and his son. As such the terms of the lock up could conceivably be waived or terminated. Management of the Company has no intention of waiving or terminating the lock up agreement and a copy of the agreement has been filed as an exhibit to this Offering Statement.

Item 10. Security Ownership of Management and Certain Security holders

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information as of the date of this Offering Circular regarding the beneficial ownership of the Company's common stock by each of its executive officers and directors, individually and as a group and by each person who beneficially owns in excess of five percent of the common stock after giving effect to the exercise of warrants or options held by that person.

	Number of Shares	Before Offering(1) Percent of Class (1)	After Offering (2) Percent of Class
Robert J. Tonachio	10,200,000	97.15%	90.3% (4)
Robert J. Tonachio, Jr.	300,000	2.85%	2.6%
All Officers and Directors as a Group (3 persons)	10,500,000	100%	92.9%

(1) The total number of outstanding shares of common stock on the date of qualification of this Offering Circular is 10,500,000.

(2) The total number of outstanding shares of common stock after sale of the entire offering (800,000 Shares) would be 11,300,000.

(3) Mr. Tonachio is the holder of 5,000 shares of the Company's 2% convertible preferred stock which the Company has the right to redeem at any time or times 24 months following the close of this offering at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

(4) Assumes sale by Mr. Tonachio, the selling shareholder, of the 200,000 shares offered for sale by him pursuant to this Offering Circular.

Item 11. Interest of Management and Others in Certain Transactions

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On December 9, 2005, the Company issued 10,500,000 shares of its common stock for all the outstanding interests in Robert James & Associates, a sole proprietorship owned by Robert J. Tonachio, Sr. Mr. Tonachio, Sr. received 10,200,000 shares and Robert Tonachio, Jr. received 300,000 shares. Robert Tonachio, Jr. is the adult son of Robert J. Tonachio, Sr. The Company determined a valuation of $.247 per share for the 10,500,000 shares exchanged for the outstanding interests in the sole proprietorship.

In exchange for the shares of the Company, Mr. Tonachio, Sr., transferred to the Company equipment valued at $30,000 including seven office desks, five office computers less than one year old, computer printers, monitors, filing cabinets, telephone system, copier and office supplies. In addition, Mr. Tonachio transferred his contracts with national and regional insurance companies and the contracts with approximately 3,500 insurance agents which he had cultivated, trained and monitored throughout the 13-year life of his sole proprietorship. These contracts are integral to the operations of the Company in that the Company receives its revenues from the sale of the insurance products effected by these agents.

The issuance of the shares in the Company for the interests in the sole proprietorship was not an arms-length or negotiated transaction as Mr. Tonachio controlled both entities involved in the transaction. Management made a good faith effort to estimate the cost in current dollars of building a force of contracted agents similar to those transferred to the Company.

Management of the Company determined the value of the contracts with the insurance companies and the contracted insurance agents which value reflects the estimated costs associated with recruiting, training and contracting a force similar to the 3,500 agents acquired by the Company.

Without the transfer of these contracted agents and contracts with insurance companies, the Company would not only need to invest the time needed to recruit, sign, and train a force of contracted agents, but also cover the expenses involved to do so, all without simultaneously receiving income from the agents' production. With the transfer of these agents, the Company was able to immediately generate income based upon the contracted agents' production.

The Company has contracted and trained 3,500 insurance agents. However, not all these agents are active at any given time. The number of active agents is fluid and changes almost daily. The Company estimates that at any given time, it has approximately 1,000 active agents.

Conflict of Interest

Robert Tonachio, Sr. is the director of the Company and its majority shareholder. Shareholders owe no fiduciary or other duty to the Company or to other shareholders and will usually act or vote in a manner that most conforms to their goals for the Company. A director, however, is required to act in the best interest of the company and to make his best business judgments based on such best interests of the company in approving corporate actions. There may arise a time at which serving as the director of a company and simultaneously being the majority shareholder are in conflict. Mr. Tonachio may at some time in the future be faced with a situation in which his interests as a shareholder would lead him to support a certain corporate action whereas as a director he would favor another action in the best interests of the Company. In this situation, Mr. Tonachio has a duty to act in the best interests of the Company.

The Company's Articles of Incorporation provide that a transaction between the Company and any of its directors or officers is not invalid because of the inside relationship between those parties if such transaction is disclosed and approved by the Board of Directors and the shareholders. However, Mr. Robert Tonachio, Sr. is the sole director of the Company and the major shareholder. Therefore he is able to control the approval of any such transaction by both the Board of Directors and the shareholders. Mr. Tonachio will remain as the majority shareholder after completion of this offering.

Item 12. Securities Being Offered

SECURITIES BEING OFFERED

The Offering

The Company is offering 800,000 shares of common stock at $5.00 per share. The Company is offering the Shares on a "best efforts, no minimum" basis which means that there is no minimum threshold of sales that must be met before the offering can close or before the Company can start using the funds received. Proceeds from the sale of the Shares will become immediately available for use by the Company. The offering will close after 180 days from the date of qualification regardless of the number of Shares that have been sold but the Company has the option to extend the offering by 90 days after such date. The minimum investment in the offering is 100 shares or $500.

The offering also consists of 200,000 shares of common stock being offered by the selling shareholder, Robert Tonachio, Sr.. The timing of any sale is at the discretion of the selling shareholder. The selling shareholder will sell his shares at a price of $5.00 until such time as a market develops for the Shares after which the selling shareholder will sell his shares at the market price.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, $.0001 par value per share. As of the date of this Offering Circular, there are 10,500,000 shares of common stock outstanding.

Holders of the common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for the payment of dividends. The Company has not paid any dividends on its common stock and does not anticipate paying dividends for the foreseeable future. In the event of liquidation, shareholders are entitled to a proportionate share in any distribution of the Company assets after payment of liabilities and preferences contained in the preferred shares. Shareholders do not have preemptive rights and there are no conversion, redemption, sinking fund or similar provisions with respect to common stock.

Each share is entitled to one vote. Holders of the Company's common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect anyone to the Board of Directors.

The Company may issue additional shares of common stock which could dilute its current shareholder's share value. If additional funds are raised through the issuance of common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of the common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors.

Selling Shareholder

The 200,000 shares of common stock owned by Robert J. Tonachio, Sr. are being registered in this Offering Circular for sale by him. The Company does not know when, or if, the he will sell his shares. At the time of a sale, if any, the selling shareholder will sell his shares privately at $5.00 per share. At such time as the shares are listed on the Pink Sheets or quoted on the OTC Bulletin Board or whatever market the Company is selling on, he will sell his shares at the then market price. In all events, the selling shareholder will not sell his shares for more than the selling price of the shares offered herein, $5.00 per share.

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, $.0001 par value per share.

The Board of Directors has designated 5,000 shares of the Company's preferred stock as 2% convertible preferred stock.. All 5,000 shares of the 2% convertible preferred stock have been issued to the Robert Tonachio, Sr., president and the director of the Company in exchange for entering into the employment contract with the Company.

The shares of preferred stock do not have voting rights but are convertible into shares of common stock, with voting rights, on the basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock. The preferred stock is convertible (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of this offering.

Commencing 24 months following the close of this offering, the Company has the right to redeem at any time or times the outstanding shares of the 2% convertible preferred stock at a price of $1,000 per share. The Company does not currently anticipate that it will elect to redeem the shares of preferred stock. Mr. Tonachio, the holder of the preferred shares, is the sole director of the Company and the majority shareholder. As such he is in a position to elect for redemption of the preferred shares. As a director, Mr. Tonachio owes a duty to the Company to exercise the best business judgment in favor of the Company. Mr. Tonachio does not anticipate either the redemption of the shares by the Company or the conversion of the shares into shares of common stock except in the instance of some type of hostile battle for control of the Company or some other unforeseen event.

The 2% convertible preferred stock, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Company, ranks senior and prior to the Company's common stock. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the

Company to the holders of the common stock or any other capital stock of the Company in respect of which the 2% convertible preferred stock ranks senior as to rights upon liquidation, dissolution or winding-up of the Company, an amount equal to $.0001 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus an amount equal to all unpaid dividends, on such shares for each share of preferred stock, then held by them. The 2% convertible preferred provides a 2% interest payment to the holder of the shares.

FINANCIAL STATEMENTS

ROBERT JAMES & ASSOCIATES, INC

FINANCIAL STATEMENTS

For the years ended December 31, 2005 and 2004
(Unaudited)

ROBERT JAMES & ASSOCIATES, INC.
(Sole Proprietor Restated)
Balance Sheet (unaudited)
December 31, 2004

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	8,800
Accounts Receivable		981,000
Total current assets		989,800
FIXED ASSETS, $30,000 book value net of accumulated depreciation		16,000
INTANGIBLE ASSET-Contracted insurance agents		2,565,000
TOTAL ASSETS	$	3,570,800
LIABILITIES & OWNER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	978,200
Accrued expenses		1,100
TOTAL LIABILITIES		979,300
OWNER'S EQUITY		
Balance at beginning of period		2,589,600
Net income (loss)		(6,400)
Owner's contributions (draws)		8,300
Balance at end of period		2,591,500
TOTAL LIABILITIES AND OWNER'S EQUITY	$	3,570,800

See accompanying notes.

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Operations (unaudited)
For the Year Ended December 31, 2004

TOTAL SALES		$ 49,335,000
DIRECT EXPENSES		48,922,700
GROSS PROFIT		412,300
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$ 224,100	
Office administration	72,000	
Travel	33,400	
Equipment lease	18,900	
Professional fees	18,300	
Maintenance	13,000	
Telephone	5,900	
Utilities	5,100	
Promotional expense	4,800	
Insurance	4,600	
Contract labor	4,300	
Office equipment and expenses	4,300	
Depreciation	3,900	
Delivery expenses	3,800	
Permits, fees, and licenses	2,300	
Less operating expenses		418,700
NET INCOME (LOSS)		$ (6,400)

See accompanying notes.

ROBERT JAMES & ASSOCIATES
(Sole Proprietor)
Statement of Cash Flows (unaudited)
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received for operating activities	$ 49,337,400
Cash paid for operating expenses	(49,339,500)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(2,100)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	
Purchase of office equipment	(5,800)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	
Owner's contributions	7,200
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(700)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,500
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,800

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Income (loss) from continuing operations	(6,400)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	3,900
(Increase) decrease in accounts receivable	2,400
Increase (decrease) in accounts payable	(500)
Increase (decrease) in accrued expenses	(1,500)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (2,100)

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Balance Sheet (unaudited)
December 31, 2005

		Combined
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	5,800
Accounts Receivable, net		990,000
Total current assets		995,800
FIXED ASSETS, net of accumulated depreciation		11,500
OTHER ASSETS:		
Employment contract with founder		494,200
Contracted insurance agents		2,565,000
TOTAL ASSETS		4,066,500
LIABILITIES & RETAINED EARNINGS		
CURRENT LIABILITIES		
Accounts payable		979,100
Accrued expenses		9,200
TOTAL LIABILITIES		988,300
STOCKHOLDER'S EQUITY:		
Common stock, $.0001 par value, 200 million common shares authorized 10.5 million shares issued and outstanding		2,595,000
Preferred stock, 5,000 shares of 2% convertible, issued and outstanding		500,000
Retained Earnings		
Balance at beginning of period		2,591,500
Net income (loss)		167,800
Owner's contributions (draws)		(181,100)
Stock transfer to founders		(2,595,000)
Retained Earnings		(16,800)
Total Stockholder's equity		3,078,200
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,066,500

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Operations (unaudited)
For the Year Ended December 31, 2005

TOTAL SALES	$	53,937,300
DIRECT EXPENSES		53,359,600
GROSS PROFIT		577,700
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		
Advertising and telemarketing	$	221,400
Office administration		65,500
Professional fees		25,600
Travel		21,000,
Equipment lease		15,200
Depreciation and amortization		10,300
Office equipment and expenses		9,500
Telephone		9,000
Utilities		6,600
Delivery expenses		6,300
Contract labor		6,100
Permits, fees, and licenses		4,700
Maintenance		4,200
Insurance		2,800
Promotional expense		1,700
Less operating expenses		409,900
Net Operating Income (loss)	$	167,800
Diluted earnings per share		.2421
Basic earnings per share		.2536

See accompanying notes.

ROBERT JAMES & ASSOCIATES, INC.
Statement of Cash Flows (unaudited)
For the year ended December 31, 2005

	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received for operations	$ 53,928,300
Cash paid for expenses	(53,750,200)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	178,100
NET CASH USED BY INVESTING ACTIVITIES	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	
Owner Draws	(181,100)
NET DECREASE IN CASH	(3,000)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	8,800
CASH AND EQUIVALENTS AT END OF PERIOD	5,800
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income (loss) from continuing operations	$ 167,800
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	10,300
(Increase) decrease in accounts receivable	(9,000)
Increase (decrease) in accrued expenses	8,100
Increase (decrease) in accounts payable	900
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 178,100

See accompanying notes.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

INCORPORATION

On December 9, 2005, Robert James and Associates, a sole proprietorship, incorporated to form Robert James & Associates, Inc. (the Company), a Nevada corporation. Prior to incorporation, the business functioned as a sole proprietorship founded in March 1992 and 100% owned and operated by its founder, Robert J. Tonachio, the current President and director of the Company. Pursuant to SFAS 141, these financial statements present unaudited historical information for the Company at December 31, 2005 and for the year then ended as if the Company had been incorporated and operating at the beginning of the reporting period. Financial information at December 31, 2004 and for the year then ended is presented for the Proprietorship.

NATURE OF BUSINESS

The Company is engaged in the marketing of insurance products offered by various insurance companies. The Company enters into contracts with many major insurance companies for the sale of their insurance products. These insurance companies offer a broad spectrum of insurance products. As part of the contract agreement with these insurance companies, the Company, at its own expense, recruits hires, trains, and contracts with insurance agents and financial planners for the sale of these insurance products.

The Company enters into contracts with certain of the insurance companies on behalf of the agents for licensing of that agent to handle that insurance company's products. Each of its contracted agents is trained for and represents approximately five or six of the major insurance companies. The agent selects the insurance companies depending on which insurance products the agent finds most attractive to sell and most appropriate for his clientele. The Company receives revenues from the sale of the insurance products by these contracted agents. The Company's income is directly related to the amount of insurance policies placed by the insurance agents contracted with the Company.

CASH AND CASH EQUIVALENTS

The Company considers available bank balances, money market accounts, and other highly liquid investments with original maturities of three months or less as cash.

RECEIVABLES

The Company's receivables are due from insurance companies and are uncollateralized. Management closely monitors the receivables and charges off to expense any balances that are determined to be uncollectible. As of December 31, 2005 and 2004, the Company considered its accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

FIXED ASSETS

The Company's fixed assets consist of office furniture and equipment transferred from the proprietorship. They are shown at cost net of straight-line depreciation, accumulated since the items were originally placed in service. Depreciation is computed using straight-line and accelerated methods. Depreciation expense was $4,500 and $3,900 for 2005 and 2004, respectively. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)
OTHER ASSETS

The Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr, president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share for an aggregate valuation of $500,000, an estimate of the value of the non-compete agreement to the Company over the 5-year term of the contract. The related cost is being amortized on the straight-line method over the terms of the agreement. Amortization for 2005 began December 10th, after the contract went into effect. Amortization expense for 2005 was approximately $5,800.

The value of the other asset, Contracted Insurance Agents, reflects management's best estimate of the costs associated with recruiting, training, and contracting a force similar to the 3,500 agents acquired with the incorporation of the Company. Management has classified this asset pursuant to SFAS 142. When contracts expire, the Company expects to renew the contracts and use the contracted agents for an indefinite period. The contracts with the currently contracted insurance agents are renewable without substantial cost to the Company. Due to these and other factors, the Company considers this intangible asset to have an indefinite life. Therefore, they do not amortize this asset, but review it annually for impairment.

CURRENT LIABILITIES

The balance sheet shows short term payables for operating expenses incurred but not paid at the end of the period. Commissions Payable refers to amounts earned by agents but not yet paid at month end.

OWNER'S EQUITY AND STOCK

Owner's equity - The proprietorship shows Owner's Equity on the balance sheet. Owner's Equity equals assets less liabilities less cash or property the owner has taken out of the company plus cash or property donated to the company by the owner. The $11,000 difference between the Common stock issued and the net transfer to the Company relate to the net receivables over the net payables as well as differences in the $30,000 cost of furniture and equipment on which the stock transfer was valued and the cost of the furniture and equipment net of depreciation accumulated since these assets were placed in service.

Common Stock - The Company authorized **200 million shares** of $.0001 par value common stock. Ten million five hundred thousand shares were issued to founders. Another 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

Of the 10,500,000 shares of common stock currently issued, 200,000 shares are being qualified for sale by the selling shareholder, Robert J. Tonachio, Sr. The holders of the remaining 10,300,000 shares have entered into an agreement with the Company whereby such shares shall not be sold, transferred or pledged pursuant to Rule 144 promulgated under the Securities Act of 1933 or pursuant to a registration statement filed under such Act for a period of 24 months after closing of the offering, without the Company's prior written consent. Since the holders of these shares are the president and sole director of the Company and his son. The terms of the lock up could be waived or terminated. Management has no intention of waiving or terminating the lock up agreement. Another 800,000 shares are available to be issued to the public under Regulation A. Each unit in the offering would consist of one share common stock of $.0001 par value.

NOTE A—SIGNIFICANT ACCOUNTING POLICIES (cont.)
OWNER'S EQUITY AND STOCK (cont.)

Preferred Stock - On December 9, 2005, the Company issued 5,000 shares of 2% convertible non-voting preferred shares to Robert Tonachio, Sr, president and director of the Company, pursuant to a 5-year non-competition employment contract. The Company has valued these shares at $100 per share for an aggregate valuation of $500,000, an estimate of the value of the non-compete agreement to the Company over the 5-year term of the contract. With respect to payment of dividends, redemption payments and rights upon liquidations, dissolution or winding up of the Company, the 2% convertible preferred stock ranks senior and prior to the Company's common stock. The 2% convertible preferred stock provides a 2% interest payment to the holder of the shares.

Twenty-four months following the close of the proposed public offering, the Company has the right to redeem the preferred stock at a price of $1,000 per share. The 2% convertible preferred stock can be immediately converted into shares of common stock on a basis of 1,000 shares of the Company's common stock for each share of 2% convertible preferred stock either (i) in the event that the common stock pays a dividend higher than that received by the 2% convertible preferred stock or (ii) at any time after 24 months from the date of closing of the public offering.

REVENUE RECOGNITION

The Company receives income on the sale of insurance products based upon the gross volume of sales of each contracted insurance agent. The contracted insurance companies pay the Company based upon these sales; it is considered Premium or the Gross premium.

Pursuant to industry standards, and supported by EITF Issue No. 99-19, the Company (and the Proprietorship before it) records the gross volume of sales of insurance products. This revenue is recognized when the Company receives the weekly statement from the insurance companies showing the issued policies and commissions earned.

EARNINGS PER SHARE

Earnings-per-share is a traditional method used for determining corporate value. It is calculated by subtracting the dividends on preferred stock from net income, and dividing the result by the weighted average of the combination of all outstanding common shares and all common stock equivalents. Diluted earnings-per-share means that all common stock equivalents (convertible bonds, preferred stock, warrants, and rights) have been included along with the common stock. The weighted average of the outstanding commons shares takes into account the amount of time during the year that the shares have been outstanding.

NOTE B - COMMITMENTS

EMPLOYMENT CONTRACT - The Company has entered into a five-year employment contract with Robert J. Tonachio, Sr. through December 31, 2010. The contract provides that Mr. Tonachio will not compete with the Company for a period of at least one year from the date of termination of employment. The Company shall be entitled to liquidated damages in the amount of $25,000 in the event of a breach of the contract by Mr. Tonachio.

NOTE B – COMMITMENTS (cont.)

The employment contract provides annual compensation at the rate of $120,000 plus escalation adjustments based upon inflation. In addition the contract entitles Mr. Tonachio to an annual bonus based on the Company's pre-tax profits before extraordinary items, equal to 10% of such amounts in excess of $100,000 up to $200,000; 15% of such amounts in excess of $200,000 up to $300,000; and 16% of such amounts in excess of $300,000. This annual bonus will be based upon the Company's financial statements prepared by an independent accountant. Currently, these financial statements are unaudited. Due to the variables of inflation and pre-tax profits, the annual bonus amounts to be paid to Mr. Tonachio during the terms of the contract cannot be determined at this time.

In the event of Mr. Tonachio's death or disability, the contract requires payment to his beneficiary of the remainder of the sum due to the end of the contract period ($120,000 per year) exclusive of bonuses with respect to the periods subsequent to his death or disability. The Company plans to obtain insurance on the life of Robert Tonachio, Sr, in the amount of $5,000,000. $1,000,000 will be designated for payment directly to the beneficiary of Mr. Tonachio; payment thereof will negate the requirement of any payments to the beneficiary under the terms of the employment agreement. There is no assurance that such insurance can be obtained.

LEASE AGREEMENT - The Company anticipates entering into a lease agreement in 2006 for rental of office space from the Company's president at approximately $2,000 per month or $7.50 per square foot for a period of five years. This lease amount is lower than the market rate of $10 per square foot. If the Company enters this agreement, annual lease payments would be $24,000 annually for five years from the date of the agreement.

NOTE C - FEDERAL INCOME TAX

The Company did not incorporate until December 2005; the proprietorship was the taxpaying entity for both 2005 and 2004. The proprietorship was not a taxpaying entity for purposes of federal income taxes. Current and deferred taxable income of the proprietorship passed through to the proprietor, who was responsible for payment of any federal income taxes thereon. Therefore, there were no current and deferred taxes for the Company for the periods presented. The Company will be responsible for current and deferred taxable income of the Company at the then current statutory rates in effect.

NOTE D – PRIOR PERIOD ADJUSTMENT

During the incorporation process, Management recognized the internally developed intangible asset of its pool of contracted insurance agents. The Company decided to retroactively apply recognition of this asset. Management has classified this intangible asset as having an indefinite life. Intangible assets with an indefinite life are not amortized, but are reviewed annually for impairment. Therefore, the retroactive application does not affect prior period net income. The following prior period amounts have been restated. The asset "Contracted Insurance Agents" was added to the 2004 balance sheet at $2,565,000. Beginning retained earnings for 2004 was increased from $24,600 to $2,589,600 and ending retained earnings increased from $26,500 to $2,591,500.

PART III

EXHIBITS

2.0*	Robert James & Associates, Inc., Nevada Certificate of Incorporation
2.1	Robert James & Associates, Inc. By-Laws
3.0	Certificate of Designation For 2% Convertible Preferred Stock
4.0	Form of Subscription Agreement
4.1	Lock-Up agreement between the Company and the holders of 10,300,000 Shares of common stock
6.1	Contracts with the following insurance companies: Allianz Life Insurance Company American Equity Investment Insurance Company American National Insurance Company Amerus Life Insurance Company Columbus Life Insurance Company Great American Life Insurance Company Indianapolis Life Insurance Company ING Reliastar Life Insurance Company Life Insurance of the Southwest Lincoln Financial Group/First-Penn Pacific Mutual of Omaha Penn Treaty-Net Work America Insurance Company Sun Life Financial
11.0+	Opinion of counsel as to legality of securities covered by the Offering Statement
15.1	Employment Agreement dated December 30, 2005 between the Company and Robert Tonachio, Sr.
15.2	Sample contract with contracted insurance agents or financial planners

* Filed with filing of January 26, 2006
\+ To be filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Tennessee on May 24, 2006.

ROBERT JAMES & ASSOCIATES, INC.

By Robert J. Tonachio
Title: President

By Robert J. Tonachio
Title: Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Robert J. Tonachio Robert J. Tonachio, Sr.	Director	Date: 5/24/2006
Robert J. Tonachio Robert J. Tonachio, Sr.	Selling Shareholder	Date: 5/24/2006

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